Avocats à la Cour de Paris Solicitors of the Senior Courts of England and Wales

Linklaters LLP

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Direct Line (+33) 1 56 43 58 42

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luis.roth@linklaters.com

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

July 3, 2014

Our Ref                     L-223941

Ladies and Gentlemen,

Registration Statement on Form F-4 (the “Registration Statement”) of CGG and the Co-Registrants Guaranteeing its 6.875% Senior Notes due 2022 (the “Notes”)

On behalf of CGG, a foreign private issuer organized under the laws of the Republic of France (the “Company”) and the co-registrants that have fully and unconditionally guaranteed its 6.875% Senior Notes due 2022 (together with the Company, the “Registrants”), we hereby submit via EDGAR the Registration Statement together with the exhibits thereto for filing pursuant to the Securities Act of 1933 (the “Securities Act”).

The Registrants are registering the offer and sale of Notes (the “Exchange Notes”) for Notes sold on a private placement basis (the “Initial Notes”) in an exchange offer (the “Exchange Offer”) in reliance on the position of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley and Co., Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In connection therewith, the Company has authorized us to represent and warrant on its behalf that (a) neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer; (b) to the best of its information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer; (c) it will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction; and (d) it (1) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for

This communication is confidential and may be privileged or otherwise protected by work product immunity. Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

such Initial Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; and (2) will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer, if the exchange offeree is a broker-dealer holding initial securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The Company acknowledges that a secondary resale transaction by a securityholder using the Exchange Offer to participate in a distribution of Exchange notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

We draw to your attention the fact that the Company received a comment letter dated June 25, 2014 from Cecilia Blye, Chief of the Office of Global Security Risk, Division of Corporation Finance, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2013, which is incorporated by reference in the Registration Statement. The Company intends to submit its response to that letter in the coming days.

The Company has a credit of $69,255.49 on the Commission’s account, which exceeds the filing fee of $64,400.00.

Please contact me by telephone (+33 1 56 43 58 42) or e-mail (luis.roth@linklaters.com) if you have any questions with respect to this filing.

Very truly yours,

/s/ Luis Roth

cc: Béatrice Place-Faget, CGG